Exhibit 99.2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us and include statements concerning, among other things, our plans, strategies and prospects, both business and financial. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot give any assurance that we either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Forward-looking statements in this report include, but are not limited to, statements about:

•our future financial performance, including funding expansion plans and opportunities;
•our ability to continue as a going concern;
•our success in retaining or recruiting, or changes required in, our officers, key employees or directors;
•changes in our strategy, future operations, financial condition, estimated revenue and losses, projected costs, prospects and plans;
•expectations and the expected benefits of our strategic and operational efficiency initiatives, including cash management and workforce reductions;
•our ability to coordinate with the U.S. National Oceanic and Atmospheric Administration (“NOAA”) Commercial Remote Sensing Regulatory Affairs division to assure an understanding of regulations as they evolve;
•the implementation, market acceptance and success of our business model;
•our expectations surrounding capital requirements as we seek to build and launch more satellites;
•our expectations surrounding the growth of our commercial platform as a part of our revenues;
•our ability to conduct remaps of the planet’s surface with increasing regularity or frequency as we increase the number of our satellites in orbit;
•our ability to productize our internal data analytics platform;
•our plans to grow our constellation of satellites;
•the expected performance of our Space Systems business line;
•our ability to launch satellites less expensively than our competitors; and
•our ability to increase satellite production to meet demand and reach our mapping goals.

Many actual events and circumstances are beyond the control of the Company. Many factors could cause actual future results to differ materially from the forward-looking statements in this report, including but not limited to:

•our ability to generate revenue as expected;
•our ability to continue as a going concern;
•our ability to effectively market and sell our earth observation (“EO”) services and to convert contracted revenues and our pipeline of potential contracts into actual revenues;
•risks related to the Secured Convertible Notes;
•the potential loss of one or more of our largest customers;
•the considerable time and expense related to our sales efforts and the length and unpredictability of our sales cycle;

•risks and uncertainties associated with defense-related contracts;
•risks related to our pricing structure;
•our ability to scale production of our satellites as planned;
•unforeseen risks, challenges and uncertainties related to our expansion into new business lines;
•our dependence on third parties, to transport and launch our satellites into space;
•our reliance on third party vendors and manufacturers to build and provide certain satellite components, products, or services;
•our dependence on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, cybersecurity incidents, performance problems, or failure in their or our operational infrastructure;
•risk related to certain minimum service requirements in our customer contracts;
•market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances;
•our ability to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or our ability to successfully integrate acquisitions;
•competition for EO services;
•challenges with international operations or unexpected changes to the regulatory environment in certain markets;
•unknown defects or errors in our products;
•risk related to the capital-intensive nature of our business and our ability to raise adequate capital to finance our business strategies;
•uncertainties regarding our previously announced and ongoing efforts to reduce operational costs and control spending, including workforce reductions;
•uncertainties beyond our control related to the production, launch, commissioning, and/or operation of our satellites and related ground systems, software and analytic technologies;
•the failure of the market for EO services to achieve the growth potential we expect;
•risks related to our satellites and related equipment becoming impaired;
•risks related to the failure of our satellites to operate as intended;
•production and launch delays, launch failures, and damage or destruction to our satellites during launch;
•significant risks and uncertainties related to our insurance that may not be covered by insurance; and
•the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and geopolitical events (including the ongoing conflicts between Russia and Ukraine, in the Gaza Strip and the Red Sea region) on our business and satellite launch schedules.

Risks, uncertainties and events may cause actual results to differ materially from the expectations described in our forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Item 3.D “Risk Factors” of the Company’s Annual Report on Form 20-F filed on April 15, 2024 (our “2023 Annual Report”) and other documents filed or to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company can give no assurance that it will achieve its expectations.

Company Overview
We were founded in 2010 to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impact of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency, access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues. We are committed to creating a fully automated and searchable EO catalog, and we believe we are uniquely positioned to provide the data that is critical to better inform decision-making aimed at addressing these challenges.
We are the first vertically integrated geospatial company, and we are building the first scalable, fully automated EO platform with the ability, when scaled, to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for our customers. We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, ultimately driving better decision-making across a broad range of industries including agriculture, forestry, energy, financial services, and cartography.
We have created a highly scalable, vertically integrated and competitive operating model. We design the core components that go into developing and manufacturing our satellites to be mission specific. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We assemble, integrate and test the components and satellites in our facilities. This vertical integration provides a significant cost advantage, enabling us to produce and launch satellites for less than one-tenth the cost of our competitors on average. Additionally, we own all our key intellectual property, and our patented technology allows us to capture approximately 10x more imagery than our competitors on average. Taken together, we are achieving over 60x better unit economics than our closest peers in the NewSpace sector and more than 100x better unit economics than legacy competitors. Additionally, we believe we are well positioned to compete effectively in the existing EO market that is currently supply-constrained and consists primarily of government and defense and intelligence (“D&I”) customers. At June 30, 2024, we had 25 commercial satellites in orbit. As of the date of this report, we have 24 satellites in orbit, of which 20 are operational, one is in the commissioning stage and three are being used for testing. Over the near term, we will continue to take a measured approach to expanding our constellation, with our long-term vision to reach a constellation size of approximately 200 satellites and to have the capability to conduct daily remaps of the entire planet.
Our strategy is focused along three distinct business lines: Asset Monitoring, Constellation-as-a-Service (“CaaS”), and Space Systems. These business lines are designed to allow us to serve the existing EO market and begin to democratize access to a host of new EO customers.

In August 2023, we strategically realigned our business in an effort to capture high value opportunities in the U.S. market (the Domestication being another step in these efforts), focusing resources on what we believe to be our highest growth opportunities, while sustaining core customers and operating a lean organization. As part of this strategic realignment, we intend to change our jurisdiction of incorporation from the BVI to Delaware, and we refer to this change as the “Domestication.” To effect the Domestication we will, upon final approval of our Board, file a notice of continuation out of the BVI with the British Virgin Islands Registrar of Corporate Affairs and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware. The Domestication will not require shareholder approval under BVI law. We anticipate that the Domestication will become effective in calendar year 2024. For additional information regarding the Domestication, refer to our Registration Statement on Form F-4 (Registration No, 333-275875), filed with the SEC on December 4, 2023.

We continue to expect that our Asset Monitoring business will represent the most predictable revenue stream, and we anticipate that it will be among the primary drivers of the business going forward. Every day, both government and commercial customers task our satellites around the world to monitor assets and keep up with their changing reality. D&I customers look at ports, airfields or build-up of military equipment; mining companies monitor the environmental impact of their operations; and insurance companies are interested in building baselines and quickly assessing property damage as it occurs. With the largest available sub-meter capacity, high quality imagery and superior unit economics, we can support a growing number of customers around the world.

Our CaaS business offers governments around the world the ability to control satellites above specific areas of interest. We anticipate that our CaaS line of business will, over time, provide us with a strong recurring-revenue base in the government and D&I market.

Our Space Systems business, effectively satellite sales and support, meets the needs of customers interested in our technology and capability that have a need or desire to own the satellites being utilized to capture imagery. As such, Space Systems leverages our ability to quickly build and launch high quality, sub-meter satellites at a low cost to meet the needs of our customers. We have built a vertically integrated satellite manufacturing capability that is critical in achieving our low-CAPEX cost and ultimately reaching our unit-economic targets for our Asset Monitoring business. Vertical integration enables us to manage our supply chain and navigate evolving global supply issues and challenges with minimal adverse impact to our satellite manufacturing schedule. Our fast satellite build-to-launch cycles can progress from purchase order to commissioning in orbit in as little as eight months.

Recent Developments

Workforce Reduction and Cost Saving Initiatives

In May and June 2024, we approved cumulative workforce reductions of approximately 104 employees. The reductions are a part of the Company’s previously announced and ongoing efforts to reduce operating costs and control spending. The Company expects the workforce reductions to result in approximately $9.6 million of annual savings, and as of June 30, 2024, we have incurred approximately $2.0 million in associated severance-related charges that have been or will be paid in 2024. Additionally, the Company expects to reduce non-salary operating expenses by approximately $3.0 million on an annual basis and to moderate capital expenditures to pace investment with revenue and customer growth.

As the Company advances its ongoing evaluation of all strategic options, management continues to focus efforts on moving the Company towards a path to profitability. These efforts include continuing to grow revenue and customer base, reducing the overall cost structure, and moderating capital expenditures.

In connection with the aforementioned cost savings initiatives and the evaluation of strategic options, we have paused our US Domestication process.

The Company has recently been successful in deploying and operationalizing its new Mark V satellites. As a result of this successful deployment, the Company expects to reduce investment into its constellation growth initiatives at this time.
Secured Convertible Notes

On April 12, 2024, the Company, Nettar, and Holder Representative entered into a Note Purchase Agreement with the Purchaser, pursuant to which Nettar agreed to issue $30 million in aggregate principal amount of Secured Convertible Notes. The net proceeds from the issuance of the Secured Convertible Notes, after deducting transaction fees and other debt issuance costs, was approximately $27.6 million. The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum, subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than Nettar) and are secured by substantially all of the Company’s and its subsidiaries’ assets (including all of its intellectual property). Nettar may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal outstanding amount does not exceed $50 million.

The Secured Convertible Notes are convertible into the Company’s Class A Ordinary Shares at an initial conversion price of $1.20 (833 Class A Ordinary Shares per $1,000 principal amount of Secured Convertible Notes), subject to customary anti-dilution adjustments. The Company’s ability to settle conversions using the Class A Ordinary Shares is subject to CFIUS Approval (as defined in the Secured Convertible Notes). As of the date of this report, CFIUS Approval has not been sought or obtained. See Note 14 (Secured Convertible Notes) for additional details on the Secured Convertible Notes.

Unless this Note has been previously settled or converted in accordance with the other features mentioned within agreement, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date, April 12, 2028.

On June 7, 2024, the Company filed with the Securities and Exchange Commission a Registration Statement on Form F-3 (File No. 333- 280056) (the “Resale Registration Statement”) relating to the $30 million of Secured Convertible Notes. As required by the transaction documents, the Resale Registration Statement registers for resale the Class A Ordinary Shares issuable upon the holder’s exercise of the Notes.
Key Components of Results of Operations
The following briefly describes the components of revenue and expenses as presented in our Condensed Consolidated Statements of Operations and Comprehensive Loss.
Basis of Presentation
We are an early-stage revenue company with limited commercial operations, and our activities to date have been conducted in South America, Asia, Europe and North America. Currently, we conduct business through one operating segment. The accompanying Condensed Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC.
The accompanying Condensed Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Condensed Consolidated Financial Statements are presented in United States thousands of dollars.
Revenue
Revenue is currently derived from our Asset Monitoring, CaaS and Space Systems business lines. We sell our imagery to Asset Monitoring customers as a single task and recognize revenue at a point-in-time, while we enter into arrangements with CaaS customers that provide a stand-ready commitment and recognize revenue over time. For our Space Systems business lines, we sell our satellites and related products directly to customers and typically recognize revenue at a point in time.
Cost of sales
Cost of sales includes direct costs related to ground stations, cloud and infrastructure costs, and digital image processing.
General and administrative expenses
General and administrative expenses consist of the costs related to salaries, wages and other benefits, professional fees and stock-based compensation expense related to our back-office functions. Also included in administrative expenses are expense for estimated credit losses on accounts receivable and other administrative expenses.
Research and development
Research and development expenses consist of the costs related to salaries, wages and other benefits, professional fees, stock-based compensation expense and other research and development related expenses.

Depreciation expense
Depreciation expenses includes depreciation of satellites and other property and equipment.
Other operating expenses
Other operating expenses consist of salaries, wages and other benefits, professional fees and stock-based compensation related to our sales and marketing, production and mission operations functions.
Finance income (expense), net
Finance income (expense), net is primarily comprised of interest income earned on our cash and cash equivalents and expense related to debt.
Change in fair value of financial instruments
The Company’s warrant and earn out liabilities are subject to remeasurement to fair value at each balance sheet date. Changes in the fair value of these liabilities are recorded to the Change in fair value of financial instruments in the Condensed Consolidated Statements of Operations and Comprehensive Loss.
Other income, net
Other income, net consists mainly of differences related to foreign exchange gains and losses.
Income tax expense

We are not subject to taxation in the BVI, due to the 0% statutory tax rate, but we may be subject to withholding taxes paid at source on interest, dividends received and paid in the various jurisdictions in which we operate, other fixed, annual, determinable or periodic income, and/or income earned in other jurisdictions where we have operations. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities where we operate. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Deferred income tax is provided using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Key Financial Performance Indicators
We monitor a number of financial performance and liquidity measures on a regular basis in order to track the progress of our business. Included in these financial performance and liquidity measures are the non-GAAP measures, Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that we believe are not reflective of our underlying operating performance. The non-GAAP measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-GAAP measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation, capital expenditures and other non-cash items (i.e., depreciation, embedded derivatives, debt extinguishment and stock-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow are not intended to be a substitute for any GAAP financial measure. For the definitions of Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow and reconciliations to the most directly comparable GAAP measure, see “Non-GAAP Financial Measure Reconciliations” below.

The results of certain key business metrics are as follows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2024	2023
Revenue	$6,829	$3,184
Net loss	(33,279)	(29,851)
EBITDA	(25,534)	(19,114)
Adjusted EBITDA	(19,152)	(23,775)
Net cash used in operating activities	(23,891)	(26,313)
Free cash flow	(27,225)	(36,241)
Results of Operations
Comparison of Results for the Six Months Ended June 30, 2024 and 2023
Results of operations are as follows:

	Six Months Ended June 30,		2024 vs 2023
(in thousands of U.S. dollars)	2024	2023	$ Change	Percent Change
Revenue	$6,829	$3,184	$3,645	114%
Costs and expenses
Cost of sales, exclusive of depreciation shown separately below	2,554	2,113	441	21
General and administrative expenses	14,284	9,867	4,417	45
Research and development	4,525	5,827	(1,302)	(22)
Depreciation expense	5,946	8,610	(2,664)	(31)
Other operating expenses	8,795	13,078	(4,283)	(33)
Total costs and expenses	36,104	39,495	(3,391)	(9)
Operating loss	(29,275)	(36,311)	7,036	(19)
Other income (expense), net
Finance income (expense), net	511	1,082	(571)	(53)
Change in fair value of financial instruments	(5,024)	5,580	(10,604)	(190)
Other income, net	2,297	1,922	375	20
Total other income (expense), net	(2,216)	8,584	(10,800)	(126)
Loss before income tax	(31,491)	(27,727)	(3,764)	14
Income tax expense	(1,788)	(2,124)	336	(16)
Net loss	$(33,279)	$(29,851)	$(3,428)	11%
Revenue
Revenue increased $3.6 million, or 114%, to $6.8 million for the six months ended June 30, 2024 from $3.2 million for the six months ended June 30, 2023 driven primarily by an increase in imagery ordered by new and existing Asset Monitoring customers, as well as $0.9 million in revenue generated from the Space Systems business line that was established during the 2023 fiscal year. The composition of the 2024 revenue included $5.1 million attributable to our Asset Monitoring line of business, $0.9 million attributable to our Space Systems line of business, and $0.8 million attributable to our CaaS line of business.

Cost of sales
Cost of sales, exclusive of depreciation, increased $0.4 million, or 21%, to $2.6 million for the six months ended June 30, 2024 from $2.1 million for the six months ended June 30, 2023. The increase was primarily related to the cost of sales attributable to our Space Systems line of business that was established during the 2023 fiscal year.

General and administrative expenses

	Six Months Ended June 30,		2024 vs 2023
(in thousands of U.S. dollars)	2024	2023	$ Change	Percent Change
General and administrative expenses
Professional fees related to Secured Convertible Notes	$2,397	$—	$2,397	N/M
Professional fees	4,543	2,018	2,525	125%
Stock-based compensation	1,049	1,830	(781)	(43)
Salaries, wages, and other benefits	4,463	3,546	917	26
Expense for estimated credit losses on accounts receivable, net of recoveries collected	(12)	63	(75)	(119)
Insurance	957	1,414	(457)	(32)
Other administrative expenses	887	996	(109)	(11)
Total	$14,284	$9,867	$4,417	45%
N/M: Not meaningful

General and administrative expenses increased $4.4 million, or 45%, to $14.3 million during the six months ended June 30, 2024 from $9.9 million for the six months ended June 30, 2023. The increase was primarily due to a $2.5 million increase in professional fees consisting mainly of the accrued advisory fee pursuant to the subscription agreement entered into with Liberty in connection with going public in 2022, professional fees related to the Secured Convertible Notes and a $0.9 million increase in salaries, wages and other benefits due to severance-related costs resulting from the aforementioned workforce reductions. The increase was offset primarily by a $0.8 million decrease in stock-based compensation due to the aforementioned workforce reductions and a $0.5 million decrease in insurance costs due to rate improvement on certain policies.
Research and development

	Six Months Ended June 30,		2024 vs 2023
(in thousands of U.S. dollars)	2024	2023	$ Change	Percent Change
Research and development
Salaries, wages, and other benefits	$3,489	$3,927	$(438)	(11)%
Stock-based compensation	31	621	(590)	(95)
Professional fees	504	189	315	167
Other research and development expenses	501	1,090	(589)	(54)
Total	$4,525	$5,827	$(1,302)	(22)%
Research and development expenses decreased by $1.3 million, or 22%, to $4.5 million during the six months ended June 30, 2024 from $5.8 million for the six months ended June 30, 2023. The decrease was due primarily to a $0.4 million decrease in salaries, wages and other benefits, as well as a $0.6 million decrease in stock-based compensation, both resulting from workforce reductions. The decrease was also driven primarily by a $0.6 million decrease in other research and development expenses, as a result of continued efforts to reduce operating costs and control spending.

Other Operating Expenses

	Six Months Ended June 30,		2024 vs 2023
(in thousands of U.S. dollars)	2024	2023	$ Change	Percent Change
Other operating expenses
Salaries, wages, and other benefits	$4,691	$6,797	$(2,106)	(31)%
Stock-based compensation	178	390	(212)	(54)
Professional fees	192	951	(759)	(80)
Software expenses	2,523	2,698	(175)	(6)
Other operating income and expenses	1,211	2,242	(1,031)	(46)
Total	$8,795	$13,078	$(4,283)	(33)%
Other operating expenses decreased $4.3 million, or 33%, to $8.8 million for the six months ended June 30, 2024 from $13.1 million for the six months ended June 30, 2023. The decrease was due primarily to a $2.1 million decrease in salaries, wages and other benefits resulting from workforce reductions. The decrease was also driven primarily by a $0.2 million decrease in software expenses and a $0.8 million decrease in professional fees as a result of continued efforts to reduce operating costs and control spending.
Finance Income (expense), net

	Six Months Ended June 30,		2024 vs 2023
(in thousands of U.S. dollars)	2024	2023	$ Change	Percent Change
Finance income (expense), net
Interest expense	$(11)	$(3)	$(8)	267%
Other finance costs	(55)	(65)	10	(15)
Interest income	577	1,150	(573)	(50)
Total	$511	$1,082	$(571)	(53)%
Finance income was $0.5 million for the six months ended June 30, 2024 compared to finance income of $1.1 million for the six months ended June 30, 2023. The income was primarily due to decreased interest income associated with the generally lower average money market account balance.
Change in fair value of financial instruments
Change in fair value of financial instruments resulted in $5.0 million of expense for the six months ended June 30, 2024 compared to $5.6 million of income for the six months ended June 30, 2023. The change was primarily driven by the change in fair value of the Secured Convertible Notes issued on April 12, 2024. The change was also driven by an increase in fair value of warrant, and earn out liabilities in the six months ended June 30, 2024 and a decrease in fair value of warrant and earn out liabilities in the six months ended June 30, 2023. The change in fair value of these instruments is driven primarily by the price of our Class A Ordinary Shares.

Other income, net
Other income, net increased $0.4 million or 20% to $2.3 million for the six months ended June 30, 2024 from $1.9 million for the six months ended June 30, 2023. The increase was due to foreign currency exchange differences primarily generated by foreign exchange rate effects in operating activities (where expense is denominated in a foreign currency).

Income Tax
Income tax expense decreased $0.3 million or 16% to $1.8 million for the six months ended June 30, 2024 from $2.1 million for the six months ended June 30, 2023. The decrease was primarily due to the decrease of income tax expense in Spain attributable to the utilization of stock compensation deferred tax assets, and the decrease of income tax expense in the United States attributable to the utilization of net operating losses.
Non-GAAP Financial Measure Reconciliations
We have included reconciliations of non-GAAP EBITDA, non-GAAP Adjusted EBITDA and non-GAAP Free Cash Flow for the six months ended June 30, 2024 and 2023. Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow are not intended to be a substitute for any GAAP financial measure.
We define Non-GAAP EBITDA as net loss excluding interest expense, income taxes, and depreciation and amortization. The Company did not incur amortization expense during the six months ended June 30, 2024 or 2023.
We define Non-GAAP Adjusted EBITDA as Non-GAAP EBITDA further adjusted to exclude, professional fees related to Secured Convertible Notes, other financial income (which consists of foreign currency gains and losses), changes in the fair value of embedded derivative instruments and stock-based compensation.
We define Non-GAAP Free Cash Flow as net cash used in operating activities less payments for capital expenditures.
The following table presents a reconciliation of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA to its net loss for the periods indicated.

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2024	2023
Net loss	$(33,279)	$(29,851)
Plus interest expense	11	3
Plus income tax	1,788	2,124
Plus depreciation	5,946	8,610
Non-GAAP EBITDA	$(25,534)	$(19,114)
Plus professional fees related to Secured Convertible Notes	2,397	—
Less other income, net	(2,297)	(1,922)
Less change in fair value of financial instruments	5,024	(5,580)
Plus stock-based compensation	1,258	2,841
Non-GAAP Adjusted EBITDA	$(19,152)	$(23,775)
The following table presents a reconciliation of Non-GAAP Free Cash Flow to cash flows used in operating activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2024	2023
Net cash used in operating activities	$(23,891)	$(26,313)
Less purchases of satellites and other property and equipment	(3,334)	(9,928)
Non-GAAP Free Cash Flow	$(27,225)	$(36,241)
Liquidity, Capital Resources and Going Concern

Our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. As of June 30, 2024, we have $25.6 million in cash and cash equivalents on hand. Since our formation, we have devoted substantial effort and capital resources to the development of our satellite constellation and image technology. As of June 30, 2024, we have an accumulated deficit of $317.1 million, and for the six months ended June 30, 2024, we had net cash used in operating activities of $23.9 million and total Secured Convertible Note principal and accrued interest outstanding of $30.8 million.

As a result of the slower than anticipated revenue growth, we undertook cost and spending control measures in 2023 to maintain an appropriate cash runway. These actions included moderation of capital expenditures and a reduction of certain discretionary spending, as well as a headcount reduction of approximately 110 Full Time Equivalents (“FTEs”). In the second quarter of 2024 we further expanded our spending control measures which included additional workforce reductions of approximately 104 FTEs and additional operating cost reductions. The cumulative impact of the second quarter 2024 workforce reductions and operating expense savings is expected to result in approximately $9.6 million of annual savings and the Company incurred approximately $2.0 million in cumulative severance-related charges that has been paid out or will be paid out in 2024.

In addition, on April 12, 2024, the Company, Nettar, and the Holder Representative entered into the Note Purchase Agreement with the Purchaser, pursuant to which Nettar agreed to issue the Secured Convertible Notes in the aggregate principal amount of $30 million to the Purchaser. The net proceeds from the issuance of the Secured Convertible Notes, after deducting transaction fees and other debt issuance costs, was approximately $27.6 million. Nettar may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal outstanding amount does not exceed $50.0 million. The Secured Convertible Notes mature on April 12, 2028. See Note 14 (Secured Convertible Notes) to the unaudited condensed consolidated interim financial statements included elsewhere in this report for additional information regarding the Secured Convertible Notes.
Currently, we primarily rely on our existing cash and cash equivalents balances to fund our business, including capital expenditures, working capital requirements and anticipated interest payments. Our current and future revenue depends largely on our ability to: 1) utilize our available satellite capacity with new and existing customers and 2) enter into new commercial relationships with new customers. There can be no assurance that we will attain positive cash flow from operations. We have experienced, and may continue to experience negative cash flows, and if we continue to experience negative cash flows, our existing cash and cash equivalents balances may be reduced, and we may be required to reduce capital expenditures, or make other changes to our operating structure, all of which could have a material adverse effect on our business.

Management assessed our ability to continue as a going concern and evaluated whether there are certain conditions and events that raise substantial doubt about our ability to continue as a going concern using all information available about the future. Given our current liquidity position, including the obligations under the Secured Convertible Notes, and historical operating losses, we believe there is substantial doubt that we can continue as a going concern. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued.

We have, however, prepared the unaudited condensed consolidated interim financial statements included elsewhere in this report on a going concern basis, assuming that our financial resources will be sufficient to meet our capital needs over the next twelve months. Accordingly, our financial statements contemplate the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business and do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. Despite substantial doubt that we will be able to continue as a going concern, we are continuing to take actions to secure sufficient financing (as described below) and thus believe that the application of the going concern assumption for the preparation of the unaudited condensed consolidated interim financial statements is appropriate.

In an effort to address our ability to continue as a going concern, we continue to seek and evaluate opportunities to raise additional capital through the issuance of equity or debt, or a combination of both, such as the Secured Convertible Notes, as well as evaluating other strategic alternatives. Until such time that we can generate revenue sufficient to achieve profitability, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed, on terms that the Company deems to be favorable or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of Ordinary Shares. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. We believe that the net proceeds we receive from any such transactions, together with cash flows from operations of the business, will be sufficient to continue as a going concern. However, if we are unable to obtain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that we will be able to obtain the needed financing on acceptable terms or at all.

Additionally, we are an early-stage growth company in the early stage of development, and subject to a number of risks associated with emerging, technology-oriented companies with a limited operating history, including, but not limited to, dependence on key individuals, a developing business model, initial and continued market acceptance of our services and protection of our proprietary technology. Our sales efforts involve considerable time and expense, and our sales cycle is long and unpredictable. We also have risks from competition from substitute products and services. All of these risks, as well as the risks set forth under Item 3D. “Risk Factors” of our Annual Report, could have an adverse impact on our business and financial prospects and cause us to seek additional financing to fund future operations.
Cash Flows Summary
Presented below is a summary of the Company’s operating, investing and financing cash flows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2024	2023
Net cash flows:
Net cash flows used in operating activities	$(23,891)	$(26,313)
Net cash flows used in investing activities	(3,320)	(9,928)
Net cash flows from financing activities	27,361	(19)
Net change in cash, cash equivalents and restricted cash	$150	$(36,260)
Cash Flows from Operating Activities
The cash flows used in operating activities to date have been primarily comprised of costs and expenses related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. As we reduced headcount and discretionary spending, net cash used by operations declined during 2024 as planned.

Cash flows used in operating activities are as follows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2024	2023
Net loss	$(33,279)	$(29,851)
Adjustments for the impact of non-cash items (1)	12,813	4,849
Net loss adjusted for the impact of non-cash items	(20,466)	(25,002)
Changes in assets and liabilities
Accounts receivable (2)	(992)	(303)
Prepaids and other current assets(3)	(2,362)	168
Accounts payable (4)	2,683	(2,221)
Other(5)	(2,754)	1,045
Net cash used in operating activities	$(23,891)	$(26,313)
(1)Includes items such as depreciation, changes in the fair value of financial instruments, stock-based compensation expense, changes in foreign currency and others.
(2)The change is primarily due to timing of collections of accounts receivable from an Asset Monitoring customer.
(3)The change is primarily due to an additional prepaid insurance policy.
(4)The change is primarily due to the timing of payments.
(5)The change is primarily due to timing of payments of local taxes.
Cash Flows from Investing Activities
Our cash flows used in investing activities to date have been primarily comprised of purchases of satellite components and other property and equipment.
Net cash used in investing activities was $3.3 million for the six months ended June 30, 2024, compared to $9.9 million for the six months ended June 30, 2023. The decrease in cash used in investing activities was primarily driven by continued efforts to reduce spending.
Cash Flows from Financing Activities
Net cash provided by financing activities was $27.4 million for the six months ended June 30, 2024, compared to approximately $19 thousand net cash used in financing activities during the six months ended June 30, 2023. The change was due to the net proceeds from the issuance of the Secured Convertible Notes during the six months ended June 30, 2024.
Debt

On April 12, 2024, the Company, Nettar, and the Holder Representative entered into the Note Purchase Agreement with the Purchaser, pursuant to which Nettar agreed to issue the Secured Convertible Notes in the aggregate principal amount of $30 million to the Purchaser. For additional detail on the Secured Convertible Notes, see Note 14 (Secured Convertible Notes) to the unaudited condensed consolidated interim financial statements included elsewhere in this report.
As of December 31, 2023, we had no outstanding debt.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our unaudited condensed consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. The accounting policies that have been identified as critical to our business operations and to understanding the results of our operations pertain to revenue recognition, fair value of financial instruments, stock-based compensation, impairment of assets, and income taxes. The application of each of these critical accounting policies and estimates are set forth under Item 5.E “Critical Accounting Policies and Estimates” of our 2023 Annual Report.
Emerging Growth Company Status
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2024 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).
We will also rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies.
Recent Accounting Pronouncements
Refer to Note 3 (Accounting Standard Updates) in the Condensed Consolidated Financial Statements included elsewhere in this report for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we have made such an assessment, of their potential impact on our financial condition and our results of operations and cash flows.